

Gary Fleishman · 3rd

President, C.E.O. Shark Wheel, The "Reinvention of the Wheel" - Literally.

Playa Del Rey, California · 500+ connections · Contact info



Shark Wheel LLC

California State University-Los Angeles

Experience

C.E.O.
Shark Wheel LLC

CEO
Shark Wheel
Jan 2011 – Present · 8 yrs 11 mos

The "Reinvention of the Wheel" - Literally. This groundbreaking new design requires a paradigm shift because of its unique geometry. Tested and proven concept through independent third party analysis, this wheel will revolutionize the wheel industry. Initially entering the skateboard arena, Shark Wheel is positioned to enter numerous fields utilizing wheels as their fc ...see more

CEO
4sphere
Jan 2010 – Present · 9 yrs 11 mos

A Revolutionary Wind Turbine that is unique with a never seen before design. It addresses ALL the problems currently confronting this industry. It is eco-friendly, versatile and cost effective. It is the first truly different design to come out in over 50 years. It is a Game Changer with No Noise or Vibrations, No RPM Limitations or RF signals (impacts cell phones), NO BIR ...see more



Branch Manager - Palos Verdes-Beach Cities
Coldwell Banker NRT LLC
Jun 2001 – Present · 18 yrs 6 mos
Palos Verdes Peninsula

Servicing the Palos Verdes Peninsula, Palos Verdes Estate, Rancho Palos Verdes, Rolling Hills, Rolling Hills Estates, Manhattan Beach, Hermosa Beach, Redondo Beach, San Pedro and Torrance. We can assist you with both your Residential and Commercial real estate needs.

Senior Vice-President
Coldwell Banker Residential Brokerage
May 2005 – Sep 2007 · 2 yrs 5 mos

Senior V-P/Northwest Regional Manager covering 22 offices from Santa Barbara County to Ventura County to Conejo Valley and San Fernando Valley to San Gabriel Valley. These offices contained almost 2,000 agents.

Education

California State University-Los Angeles

Bachelor of Arts (B.A.), M.A., Recreation, Special Education, minor Psychology
1998 – 2004
Activities and Societies: Intramural Basketball and Wrestling

California State University-Los Angeles
Masters, Special Education; minor-Psychology
1968 – 1972
Activities and Societies: Intramurals Basketball & Wrestling, Ping Pong

B.S. Recreation Education

Santa Monica College
nth, get enough credits to transfer
1963 – 1965

Came back to teach at SMC from 1973-84 (part-time) in Psychology, Child Development and
started the first Special Education class at SMC

Skills & Endorsements

Investment Properties · 98

Endorsed by **Stephanie Vitacco and 21 others**
who are highly skilled at this

Endorsed by **23 of Gary's colleagues at Coldwell
Banker**

Real Estate · 76

Endorsed by **Stephanie Vitacco and 21 others**
who are highly skilled at this

Endorsed by **22 of Gary's colleagues at Coldwell
Banker**

Residential Homes · 67

Endorsed by **James Pai and 11 others** who are
highly skilled at this

Endorsed by **14 of Gary's colleagues at Coldwell
Banker**

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Recommendations

Received (1)   Given (3)

Tutty Sentoso
Partner at GR8 Invest LLC
June 30, 2011, Tutty worked
with Gary but at different
companies

Gary's leadership is not magnetic personality, that can just as well
be a glib tongue. It is not "making friends and influencing people",
that is flattery. His leadership is lifting a person's vision to higher
sights, the raising of a person's performance to a higher
standard, the building of a personality beyond its nor... See more



